Exhibit 2

DENISON MINES CORP.

Report of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the special meeting of common shareholders of Denison Mines Corp. (the “Corporation”) held on June 25, 2012 (the “Meeting”), the following sets forth a brief description of the matter which was voted upon by ballot at the Meeting and the outcome of the vote in respect of such matter:

Matter Voted Upon	Outcome	For	Against

The special resolution, the full text of which is set forth as “Appendix A” to the Information Circular of the Corporation dated May 28, 2012, approving an arrangement under Section 182 of the Business Corporations Act (Ontario) involving the Corporation and Energy Fuels Inc., among others

	Approved	130,754,684 (99.07%)	1,230,591 (0.93%)

Dated this 25th day of June, 2012.

DENISON MINES CORP.

By:	(signed) “Sheila Colman”
Name:	Sheila Colman
Title:	Canadian Counsel & Assistant Corporate Secretary